2-20-2

.922658
0-24018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 20, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether by furnishing the information contained
in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with
Rule 12g3-2(b): 82- N/A

zi corporation

press release

Zi technologies now available for Java™ implementations

Zi is now offering eZiText® and eZiNet™ for use in Java environments

Calgary, AB (February 20, 2002) – Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, today announced at the 3GSM World Congress in Cannes, France that its eZiText® predictive text input software is now available in Java™ and its eZiNet™ client/server platform is being developed to support native Java™ environments.

"As the communications environment moves increasingly towards open platforms and standards, we are committed to providing solutions that are easily integrated into devices enabled by Java™," said Gary Mendel, vice president of Sales & Marketing with Zi Corporation. "Now, device manufacturers and application developers can realize the benefits of instantly integrating predictive texting – even after the device is purchased."

Zi is demonstrating its eZiText® and eZiNet™ intelligent interface solutions at booth #E39, Hall 2 at the 3GSM World Congress, Palais des Festivals et des Congres, La Croisette BP 272, 06403 Cannes, France from February 19 – 22, 2002.

Zi's intelligent interface solutions can be integrated in either pure Java™ object-oriented code or a hybrid Java™ architecture combining C and Java™, increasing the usability of applications by providing added personalization and learning capabilities for the end-user. The pure Java™ solution creates a rich opportunity for application developers to leverage eZiText and eZiNet functionality for native applications. The hybrid solution enables downloaded Java™ applications to automatically utilize the power of eZiText and eZiNet in a smaller footprint for limited memory devices.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners from offices in Calgary, Beijing,

Hong Kong, San Francisco, Shenzhen, Stockholm and Tokyo. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

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For more information:

Media Inquiries:
Shawn Kelly
Corporate Communications Manager
Phone: 403 537 9770
skelly@zicorp.com

Investor Inquiries:
Dale Kearns
Chief Financial Officer
Phone: 403 233 8875
investor@zicorp.com

www.zicorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel